

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 10, 2008

Via U.S. Mail

Roy C. Montgomery
Chief Executive Officer
SpeedSport Branding, Inc.
Riverside, CA 92507

> **Re:** **SpeedSport Branding, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2008**
> **File No. 333-155318**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As appropriate, please revise to update the Business Section, the Risk Factors section, Management's Discussion & Analysis, and elsewhere throughout the registration statement to address the recent downturn in consumer spending and the automobile industry due to the worsening global economies which may have a material impact on your results of operations. Your revisions should consider any affects on advertisement sales or sponsorships which may be affected by the current market conditions. Additionally, please address the economic risks related to motorcar racing, a sport which may be dependant upon discretionary spending.

2. We note that your registration statement contains a significant amount of marketing language. Please revise throughout the registration statement to remove all marketing language from the filing or provide independent verification that such claims are true. For example, eliminate or substantiate the following claims and other similar claims which are inappropriate in a disclosure document:

   - Page 12: "Grand American believes it has addressed this with sensible and affordable rules that are competition driven but grounded in common sense and stability with a firm commitment to a level playing field and cost containment."
   - Page 14: "We believe that as interest and spectator attendance in motorsports has grown, Rolex Series racing has become a nationally recognized sporting event that is seen by hundreds of thousands of race fans annually."
   - Page 18: "auto racing continues to be one of the most popular entertainment sports in the country in recent years"

3. If you have a website, it is encouraged that you revise to disclose the website address when available. Refer to Item 101(c) of Regulation S-K.

4. Please clarify whether you rent, lease or own the property at your business office. Refer to Item 102 of Regulation S-K.

Registration Statement Cover Page

5. Please move the language under "RED HERRING LANGUAGE" to the prospectus cover page. See Item 501(b)(10) of Regulation S-K.

Prospectus Cover, page 3

6. Please revise to explain why you priced the shares at $.02 per share which is less than the price the majority of selling shareholders purchased them at $.20. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. That raises questions about whether it is a bona fide price. Alternately, increase the fixed price and pay the additional filing fee.

The Company, page 5

7. Please revise this section to provide a prospectus summary with more detail and clarity in regards to all material aspects of your business. Please note, while it is appropriate to discuss your aspirations as a business, this should be preceded by a brief but realistic description of your current business as it is today. Revise your disclosure to clarify whether you have generated any revenue from sponsorships, winning cash purses or the sale of advertising space. If applicable, please revise to disclose that you have not received any firm commitments for sponsorships or advertising space on the race vehicles. Any discussion of anticipated changes from your present situation should clearly be identified as anticipatory in nature.

8. We note the disclosure here, on page 12 and throughout the prospectus regarding the Grand American Road Racing Association and its organization. While a description of the organization is appropriate to provide investors with an understanding of your business, extensive descriptions on Grand Am is inappropriate because it is not an affiliate, partner or sponsor of your company. Please revise your disclosure to clarify that Grand Am is a separate and distinct entity from your Company and you do not have any formal contracts with the organization.

9. Please expand your discussion to describe Mr. O'Connell's relationship with the operations of the Company prior to and after the merger. Revise to disclose that Mr. O' Connell, your majority shareholder, started the business to participate in Grand American auto racing, as disclosed on page 14. Reference is also made to the disclosure under "Certain Relationships and Related Transactions" on page 28. Further revise to disclose that payments for your leased racing cars are paid to P-1, a company where Mr. O' Connell is the Managing Member. Additionally, disclose that your leased cars are managed for racing from a facility in Riverside, California, owned by Riverside Acceptance, LLC, a company whose majority economic interests are held by Mr. O'Connell.

10. Please expand your description of the merger of Speedsport Branding, LLC and Speedsport Branding, Inc. In so doing, please describe the terms of and reasons for the merger. Include similar disclosure in your business section.

11. The independent auditor's report expresses substantial doubt about the Company's ability to continue as a going concern. Please provide this information in the forefront of "The Company" section and disclose that you are a development stage company. Also add that you currently have $2,254 in cash as of June 30, 2008, the amount you currently have and your monthly burn rate.

12. Please include a new paragraph to disclose your revenues and losses for the most recent audited period and stub period. This snapshot will help the public evaluate the disclosure as they read the filing.

Risk Factors, page 6

13. Please add a risk factor to highlight the facts that you only lease the racing motorcars from P-1, a company managed and controlled by Mr. O' Connell, a founder and controlling shareholder of your Company. Also disclose the disadvantages to leasing your racing cars from one source compared to various sources.

14. Please add a risk factor describing any affects the decline in U.S. consumer spending and the automobile industry will have on your results of operations.

15. Please add a risk factor discussing the increased costs of being a public reporting company and your management's lack of experience managing a reporting company.

Our existing principal stockholders exercise control of our Company, page 7

16. Revise to expand the disclosure describing Mr. O'Connell relationship with P-1 and how he is also the founder of your Company. Discuss any conflicts of interest O'Connell may have in his position as controlling person of your company as well as vendor to you.

We may not be able to lease certain race cars as needed for specific events, page 8

17. Please revise to highlight the fact that you do not own any racing cars and that you must pay P-1 for your leased racing cars.

The success of our operations will be dependent upon the success of our racing team, page 8

18. Disclose here whether your racing team has ever failed to qualify or finished "poorly" in races since inception. Your revisions should aim to provide disclosure regarding your racing team and its racing experience compared to the

competition so that investors may form a proper investment decision about your
Company.

**We may not be able to attract and maintain sponsors as our primary source of revenues,
page 8**

19. Please revise the risk factor heading to include the fact that you have not entered
    into any sponsorships since the Company's inception in 2006.

20. Revise to explain what "special race bonus opportunities" means.

We are dependent on our key personnel, page 9

21. We note the disclosure here that Messrs. Norwood and Toth spend less than 10%
    of their time to your business. However, you state on page 26 that they spend up
    to 25% of their time to your business operations. Please revise to explain this
    discrepancy.

Business of the Company, page 11

22. We note the disclosure that you expect the majority of your revenue to be derived
    from the sale of advertising space on each racing vehicle at the Grand Am events.
    On page 16 you state that you expect the majority of your revenue to be received
    from sponsorships with businesses that have an interest in creating awareness of
    their corporate brand. Please revise to explain this discrepancy.

Company History, page 14

23. Please expand the disclosure to describe all the material terms of the equipment
    lease agreement as filed as Exhibit 10.1 to the registration statement. Disclose
    whether P-1 was formed and founded by Mr. O'Connell.

24. Revise to disclose how much revenue and cash purse winnings you have received
    since inception so that investors may have a better understanding of your
    experience to date.

25. Revise the final paragraph on page 15 to disclose the approximate replacement
    value of the cars you lease for purposes of a total loss.

26. Explain how you intend to place sponsors' names and advertisements on cars that
    you only lease on a per race basis.

27. We note your disclosure that you believe the $7,500 leasing fee per leased car is equivalent to or more advantageous than otherwise be available to you from other lessors. Please revise to provide the basis for this belief. Please also tell us whether P-1 leases racing cars to other parties.

28. We note the disclosure regarding the leased cars in 2007 and 2008 and your participations in the various racing events. Please revise to disclose the payments made to P-1 in 2007 and 2008 in relation to your cash purse winnings for these events.

Business Strategy, page 16

29. Revise to provide the basis for your belief that the majority of your revenue will be received from sponsorships with businesses as you currently do not have any sponsors. In addition, provide the basis of your estimates for per event sponsor revenue.

Competition, page 17

30. Please revise to disclose the number and size of the racing events that you expect to enter into on an annual basis. Please provide an estimate of how many qualifying places are available at each event so investors may have a better understanding of your business. Please expand your disclosure to more fully discuss the competition you face and explain the position of your company in relation to your competition. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 18

31. Revise your disclosure under "Trends and Outlook" so that it is anticipatory in nature. For example, none of your current revenue "is" derived from sponsorship clients.

Liquidity and Capital Resources, page 21

32. Expand your disclosure to discuss the sources of your liquidity during the relevant periods, including all related party loans and associated issuances of debt securities.

Operating Expenses, page 23

33. Expand to provide additional information regarding the material terms for the $20,000 and $15,000 fees in consulting services. If there is a consulting agreement for the services, file the agreement as an exhibit.

34. Describe your travel and lodging expenses and miscellaneous expenses in more detail.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006, page 21

35. Revise to clarify what "Lease payments for the use of certain race cars with accrue with our related party lessor, P-1, LLC," means.

36. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Explain the facts and circumstances that caused a decrease in revenues generated in fiscal 2007. See Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 23

37. Please expand to disclose whether or not you have any lines or letters of credit available and the amount thereof, and if any officers, directors or shareholders have committed to any oral or written agreements to fund your operations in the next twelve months. Given your cash position at June 30, 2008, including the negative cash flows from operations, discuss your plans to meet your liquidity needs for the next twelve months from the most recent balance sheet date included in the filing.

38. Revise to disclose the expenses that you expect to incur in relation to leasing the racing cars from P-1 for the period ending September 30, 2009.

Executive Compensation, page 26

39. Please disclose whether you have plans to pay employee directors separate fees for their services.

Certain Relationships and Related Transactions, page 28

40. Please clarify whether "Revete Capital Partners, LLC Group Billinton Brown Acceptance LLC" is a separate and distinct company from Billington Brown Acceptance LLC.

41. Revise to clarify that you have paid P-1 the amount of $75,000 for the leased racing cars from inception of the lease agreement in February 2007 through November 1, 2008.

42. The amounts shown here for debt incurred by you to related parties, as well as shares issued by you to related parties in debt repayment, do not appear to match the amounts shown in Note 2. Related Party Transactions, in your financial statements. Please revise or advise.

Selling Stockholders, page 30

43. In your table, please revise to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-K.

44. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

45. Please disclose how Extend Services Pty Ltd, World in Motion, Inc. and Capital Strategy Partners, LLC acquired their securities. Refer to Item 507 of Regulation S-K.

Experts, page 34

46. Identify counsel under this section.

Financial Statements

Note 5. Going Concern, page 46

47. We note in Note 4 to the Financial Statements that the Company "is currently undertaking to register XXX common shares." Please revise to complete the disclosure to include the number of common shares.

Age of Financial Statements

48. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include unaudited interim financial statements for the six months period ended September 30, 2008 and the comparative prior period. Related financial information, such as MD&A, should also be updated to include the interim period results. Also see Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

Part II

Item 15

49. Tell us and revise your disclosure, if applicable, in the second paragraph to clarify whether the interest rate was actually $.08 per annum or 8% per annum. Also, revise the final paragraph to disclose what securities you issued.

* * * * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief -- Legal

cc: Audie J. de Castro, Esq.
de Castro P.C.
(619) 702-9401